UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                           Prana Biotechnology Limited
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                June 4, 2004

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

       1. Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Advisors LLC

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3. SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

                    5. Sole Voting Power: 0
Number of
Shares              6. Shared Voting Power: 11,337,244
Beneficially
Owned by            7. Sole Dispositive Power: 0
Each Reporting
Person With         8. Shared Dispositive Power: 11,337,244

       9. Aggregate Amount Beneficially Owned by Each Reporting Person:

                  11,337,244

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 9.99%

       12.   Type of Reporting Person (See Instructions) IA

CUSIP No.

       1. Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Capital LLC

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3. SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

                    5. Sole Voting Power: 0
Number of
Shares              6. Shared Voting Power: 685,00
Beneficially
Owned by            7. Sole Dispositive Power: 0
Each Reporting
Person With         8. Shared Dispositive Power: 685,000

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             685,000

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 0.57%

       12.   Type of Reporting Person (See Instructions) IA

CUSIP No.

       1. Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Samuel D. Isaly

       2. Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3. SEC Use Only

       4.    Citizenship or Place of Organization

             United States

                    5. Sole Voting Power: 0
Number of
Shares              6. Shared Voting Power: 11,337,244
Beneficially
Owned by            7. Sole Dispositive Power: 0
Each Reporting
Person With         8. Shared Dispositive Power: 11,337,244

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             11,337,244

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 9.99%

       12.   Type of Reporting Person (See Instructions) HC

Item 1. (a)  Issuer: Prana Biotechnology Limited

        (b) Address:

                  Level 1, 100 Dorcas Street
                  South Melbourne, Victoria 3205 Australia

Item 2. (a)  Name of Person Filing:

              OrbiMed Advisors LLC
              OrbiMed Capital LLC
              Samuel D. Isaly

        (b) Address of Principal Business Offices:

              767 Third Avenue, 30th Floor
              New York, New York 10017

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number:

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 on each cover sheet for each filing person

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five  Percent  on  Behalf of  Another
         Person.

           Subject to the Ownership Limitation (defined below), as of the date of this filing, the Reporting Persons may be deemed the beneficial owner of: (i) 800,000 American Depositary Receipts representing 8,000,000 ordinary shares currently issuable to OrbiMed, (ii) 1,624,000 ordinary shares currently issuable to OrbiMed and (iii) 600,000 ADRs representing 6,000,000 ordinary shares currently issuable to OrbiMed Advisors LLC and OrbiMed Capital LLC, both Delaware limited liability companies ("OrbiMed") as noted on Items 5-9 on each cover sheet, upon the exercise of a certain warrant (the "Warrant").

           The number of ordinary shares into which the Warrant is convertible is limited pursuant to the terms of the Warrant to that number of ordinary shares which would result in OrbiMed having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding ordinary shares (the "Ownership Limitation"). Therefore, the percent of class beneficially owned by the Reporting Persons is limited to 9.99%.

           In accordance with the Ownership Limitation, as of the date of this filing, the Reporting Persons may be deemed the beneficial owner of 9.99% ordinary shares. (Based on the Registration Statement filed with the Securities and Exchange Commission and dated as of June 7, 2004, there were 113,485,924 ordinary shares issued and outstanding as of that date).

           Reporting persons are holding 9.99% of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

           OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares on behalf of Caduceus Capital Trust, Caduceus Capital II, L.P., UBS Eucalyptus Fund, LLC, PaineWebber Eucalyptus Fund, Ltd., HFR SHC Aggressive Fund, Knightsbridge Post Venture IV L.P., Knightsbridge Integrated Holdings, V, LP, Knightsbridge Netherlands II, L.P., Knightsbridge Integrated Holdings IV Post Venture, Knightsbridge Post Venture III, LP, Knightsbridge Netherlands I LP, Knightsbridge Netherlands III LP, Knightsbridge Integrated Holdings II Limited, Knightsbridge Venture Capital IV, L.P. and Knightsbridge Venture Capital III LP.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2004

                                          OrbiMed Advisors LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          OrbiMed Capital LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member



                                          By: /s/ Samuel D. Isaly
                                          ----------------------------

                                          Name:  Samuel D. Isaly